Mail Stop 3561

February 7, 2008

Howard W. Lutnick
Chairman of the Board, Chief Executive Officer and President
eSpeed, Inc.
110 East 59th Street
New York, NY 10022

>   **Re: eSpeed, Inc.**
>   **Revised Preliminary Proxy Statement Relating to a Merger or**
>   **Acquisition on Schedule 14A**
>   **Filed February 4, 2008**
>   **File No. 0-28191**

Dear Mr. Lutnick:

    We have reviewed the above-referenced filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. The page numbers set forth below refer to the tape-bound courtesy copy of the revised preliminary proxy statement.

Summary, page 6
Opinion of Financial Advisor to eSpeed's Special Committee, page 11

1.   We note your response to prior comment eight from our letter dated January 24, 2008. However, we reissue the comment as the requested disclosure regarding the fact that the fairness opinion will not be updated and does not take into account the amendment to the merger agreement does not appear to be in the Summary beginning on page six of the proxy statement.

Risk Factors, page 36
Comments by the SEC on this proxy statement …, page 39

2.   Per your response to prior comment 14 in your letter dated December 28, 2007, please remove this risk factor.

Proposal 1 – The Merger, page 79

3.   We note your revised disclosure on page 79 and elsewhere in the proxy statement regarding the issuance of restricted stock units. You disclose that "certain employees of BGC and other persons who provide services to BGC" were informed that they would receive RSU interests in lieu of a portion of their discretionary bonus for 2007. It appears that one group of employees is receiving 276,204 RSU interests and another is receiving 1,220,772 RSU interests; briefly disclose what the difference is between these two groups of employees and why they are receiving different amounts. Also, your statement that the 1,220,772 BGC RSUs have "an aggregate estimated value of $1,862,425 and $10,589,451" is unclear as it would appear that you mean to disclose one total dollar amount here or that you have omitted the number of RSUs that correlate to the second dollar amount disclosed.

4.   You disclose here that BGC Holdings has recently entered into an acquisition agreement in connection with which it has agreed to issue $5 million of REUs upon the closing of the merger. Please elaborate upon the parties and purpose of the acquisition agreement and explain as of what date the value of the REUs will be determined; provide an estimation of the number of REUs to be issued as of an assumed date.

Compensation Discussion and Analysis, page 160

5.   Please disclose the name of the compensation consultant that advised the compensation committee.

6.   You mention on page 162 that, following the merger, the compensation committee of the Combined Company will establish base salary and incentive performance goals for the executive officers of the Combined Company. We also note that the merger agreement contemplates certain employment agreements, as disclosed in detail on page 165. Considering these employment agreements have an initial term of three years, it would appear that, at the very least, base salary has already been set for the executive officers of the Combined Company. Please revise or advise.

7.　　　With respect to the potential payments upon change of control, please discuss and analyze how the 200% of aggregate compensation and other amounts and periods were negotiated and how and why the company agreed to the specified amounts and periods.

*****

As appropriate, please amend your filing in response to our comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Please contact Regina Balderas, Staff Accountant, at (202) 551-3722 or Jim Allegretto, Senior Assistant Chief Accountant, at (202) 551-3720 with any questions on the financial statements or related notes. Please contact Blair Petrillo, Staff Attorney, at (202) 551-3550, Mara Ransom, Legal Branch Chief, at (202) 551-3264 or me at (202) 551-3725 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc:　　Gavin D. Solotar
　　　　Wachtell, Lipton, Rosen & Katz